MAIL STOP 3561

December 11, 2006

Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

> **Re: InterAmerican Acquisition Group Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed November 13, 2006**
> **File No. 333-125558**

Dear Mr. Morro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We also note disclosure throughout the document that the named parties would be "personally liable" for claims that would reduce the trust proceeds. In the appropriate sections, please revise to clarify the responsibility of the company to bring actions against the named parties if they either assert that they are not able to cover the expenses that would deplete the trust proceeds or that they are not liable under the indemnification.

2. We note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own

valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

3. Please revise to further elaborate on the 80% requirement associated with any business combination. Revise to clarify if the value will be based on that of the company or of the actual interest to be acquired by you. For instance, if a target is worth 90% percent of your trust, but you are only able acquire 51% of such target using most of your trust proceeds, will you determine if you have satisfied the 80% requirement based on the value of the full target or the value of the actual interest you have acquired? Alternatively, if utilize a shared exchange in your combination which results you only owning 35% of the company, do you determine satisfaction of the 80% requirement based on the full value of the target or just the 35% ownership that all of your then current shareholders will obtain in the resulting company?

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Christopher S. Auguste, Esq.
        Fax: (212) 715-8000